UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

January 30, 2003

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG
(Exact name of registrant as specified in its charter)

SAP CORPORATION
SYSTEMS, APPLICATIONS AND PRODUCTS IN DATA PROCESSING
(Translation of registrant’s name into English)

Neurottstrasse 16
69190 Walldorf
Federal Republic of Germany
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__________.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG — FORM 6-K
EXHIBITS
SIGNATURES
EXHIBIT INDEX

SAP AKTIENGESELLSCHAFT
SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG

FORM 6-K

     On January 30, 2003, the disclosure committee of SAP Aktiengesellschaft Systeme, Anwendungen, Produkte in der Datenverarbeitung, a stock corporation organized under the laws of the Federal Republic of Germany (“SAP”), held a meeting at which it suggested and the board decided to promptly publish a press release (the “Ad-Hoc Release”) as required by the German Securities Trade Act. The Press Release is attached as Exhibit 99.1 hereto and incorporated by reference herein.

     In addition, on January 30, 2003, SAP issued a press release (the “Press Release”) announcing SAP’s financial results for the fourth quarter ended December 31, 2002. The Press Release is attached as Exhibit 99.2 hereto and incorporated by reference herein.

     Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (the “SEC”), including SAP’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates.

2

EXHIBITS

Exhibit No.	Exhibit

99.1	Ad-Hoc Release dated January 30, 2003
99.2	Press Release dated January 30, 2003

3

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SAP AKTIENGESELLSCHAFT SYSTEME, ANWENDUNGEN, PRODUKTE IN DER DATENVERARBEITUNG (Registrant)

By:	/s/ Henning Kagermann Name: Prof. Dr. Henning Kagermann Title: CEO and Co-Chairman

By:	/s/ Werner Brandt Name: Dr. Werner Brandt Title: CFO

Date: January 30, 2003

4

EXHIBIT INDEX

Exhibit No.	Exhibit

99.1	Ad-Hoc Release dated January 30, 2003
99.2	Press Release dated January 30, 2003

5

Exhibit 99.1

SAP Reports 2002 Full-Year Operating Margin Improved Significantly

WALLDORF— January 30, 2003 — SAP AG today announced its preliminary financial results for the full year ended December 31, 2002. For the year 2002, operating income increased to €1.6 billion (2001: €1.3 billion). Operating income, before charges for stock-based compensation programs and charges for material acquisitions, increased by 15% to €1.7 billion (2001: €1.5 billion). The operating margin, before stock-based compensation programs and charges for material acquisitions, increased by nearly three percentage points to 22.7% (2001: 20%). Total revenues for the year 2002 were up 1% to €7.4 billion (2001: €7.3 billion).

     Despite the continuing unpredictable political and economic environment, the Company expects that it will continue to gain market share and increase profitability in 2003. Based on modest revenue growth, continued cost containment and customer buying patterns in line with normal business seasonality, the Company expects to increase its 2003 operating margin, excluding charges for stock-based compensation programs and acquisition related charges, by around 1 percentage point compared to 2002. Earnings per share for 2003, excluding charges for stock-based compensation programs, acquisition related charges and impairment related charges are expected to be in the range of €3.45 per share to €3.60 per share.

Exhibit 99.2

For Immediate Release
January 30, 2003

SAP Reports 2002 Fourth Quarter and Year-End Results

Full Year Operating Margin Increased Significantly
Full Year Revenues Grew Slightly to €7.4 billion
Company Continues to Gain Market Share
SAP Becomes Number One Business Software Application Vendor in the U.S.1

WALLDORF/FRANKFURT— January 30, 2003 — SAP AG (NYSE: SAP), the leading provider of business software solutions, today announced its preliminary financial results for the fourth quarter and full year ended December 31, 2002.

     For the year 2002, operating income, before charges for stock-based compensation programs and charges for material acquisitions, increased by 15% to €1.7 billion (2001: €1.5 billion). For the year 2002, the operating margin, before stock-based compensation programs and charges for material acquisitions, increased by nearly three percentage points to 22.7% (2001: 20%).

     Total revenues for the year 2002 were up 1% to €7.4 billion (2001: €7.3 billion). At constant currency rates, total revenues were up 6%. Product revenues, which include license and maintenance revenues, for the year 2002 were €4.7 billion (2001: €4.7 billion). License revenues for the year 2002 were €2.3 billion (2001: €2.6 billion) and maintenance revenues were €2.4

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

billion (€2001: 2.1 billion). Consulting and training revenues for the year 2002 were €2.2 billion (2001: €2.1 billion) and €414 million (2001: €466 million), respectively.

     Based on license revenues, the Company gained significant market share in 2002. The Company’s worldwide share of the market (consisting of SAP and the five companies mentioned in footnote 2) based on annual license revenues was 50% for 2002. This represented an increase of 9 percentage points compared to the Company’s 41% market share for 2001.

     Earnings before interest, taxes, depreciation and amortization (“EBITDA”) for the year 2002 were €1.8 billion (2001: €1.6 billion).

     Net income for the year 2002 was €509 million (2001: €581 million), or €1.63 per share (2001: €1.85 per share). Excluding extraordinary gains, charges for material acquisitions, Commerce One impact and other impairment costs of minority investments, net income for the year 2002 increased 21% to €1.0 billion (2001: €851 million), or €3.29 per share (2001: €2.70 per share).

     For 2002, the Company generated €1.4 billion of Free Cash Flow (defined as Operating Cash Flow less Capital Expenditure), and at December 31, 2002, the Company had €1.2 billion of liquid assets.

     In 2002, the Company repurchased €279 million of stock. The Company expects to repurchase additional shares over the next few months under its buyback program approved at

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

the shareholders’ meeting in May 2002. As in the past, the Company will conduct all of its share repurchases in accordance with applicable laws and regulations, especially in a manner that should not materially impact the share price as stated under German laws.

     For the year 2002, revenues in the Europe, Middle East and Africa (EMEA) region increased 7% to €4.1 billion (2001: €3.8 billion). The Company continues to perform well in EMEA despite the tough economic conditions throughout much of the region. The Company was particularly strong in its home market of Germany where revenues increased by 10% for the year 2002 compared to the same period last year. Year 2002 revenues in the Americas region were down 8% to €2.5 billion (2001: €2.7 billion). At constant currency rates, however, revenues in the Americas were up 2%. This was a good performance compared to the Company’s U.S. competitors. Moreover, SAP continued to gain market share in the U.S. and, based on license revenues, the Company has become the number one business software applications vendor in the U.S.1 Revenues in the Asia-Pacific region (APA) for the year 2002 increased 2% to €862 million (2001: €841 million). At constant currency rates, APA revenues increased 9% helped by a strong performance from Japan, where revenues were up 22% at constant currency rates.

     “Our success during the tough economic times of 2002 demonstrated our ability to once again lead and gain a competitive advantage in the business software sector. SAP’s success has been powered by our ability to interpret customers’ evolving needs and to leverage technology to provide real business solutions,” said Hasso Plattner, Co-Chairman and CEO of SAP AG. “Our recently announced Enterprise Services Architecture and SAP NetWeaver will allow companies

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

to drive additional business value from existing software investments and reduce total cost of ownership. We believe that SAP NetWeaver will help drive future sales of our business solutions to both existing and new customers.”

     “We are pleased with our performance — we executed well despite the unsettled environment,” said Henning Kagermann, Co-Chairman and CEO of SAP AG. “We continued to gain market share in key regions and key solution areas. We improved our profitability through targeted cost management in overhead and third party expenses and created a leaner organization.”

     Total revenues for the fourth quarter of 2002 were down 2% at €2.28 billion (2001: €2.32 billion). At constant currency rates, total revenues for the 2002 fourth quarter increased by 5% compared to the fourth quarter of 2001.

     “For the fourth quarter we continued to see the trend toward smaller deal sizes, but with customers making larger, more strategic commitments,” said Mr. Kagermann. “We believe these commitments are the result of our customers’ willingness to engage in a relationship only with a partner they can “trust”, meaning a partner they know can deliver the solutions to meet their mission critical business needs, one with financial stability, one who continues to innovate and one who offers a complete solution combined with strong technology solutions, services and support.”

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

     Net income for the fourth quarter of 2002 was €474 million (2001: €319 million), or €1.52 per share (2001: €1.02 per share). Excluding extraordinary gains, charges for material acquisitions, Commerce One impact and other impairment costs of minority investments, net income for the fourth quarter of 2002 increased 19% to €492 million (2001: €413 million), or €1.58 per share (2001: €1.31 per share).

     For the fourth quarter 2002, revenues in the EMEA region increased 7% to €1.3 billion (2001: €1.2 billion). Fourth quarter 2002 revenues in the Americas declined 17% to €721 million (2001: €864 million). At constant currency rates, however, fourth quarter 2002 revenues in the Americas declined by only 1%. For the fourth quarter 2002, sales in the APA region were up 7% to €265 million (2001: €248 million). At constant currency rates, however, fourth quarter 2002 sales in the APA region were up 16%.

     Product revenues for the 2002 fourth quarter were €1.6 billion (2001: €1.6 billion). License revenues were €958 million (2001: €1 billion) and maintenance revenues were €628 million (2001: €573 million). Consulting and training revenues for the fourth quarter of 2002 were €575 million (2001: €572 million) and €92 million (2001: €117 million), respectively.

     The Company had 28,797 full-time equivalent employees at December 31, 2002. This represents a decrease of 112 full-time employees since September 30, 2002.

     For the fourth quarter of 2002, software revenues related to mySAP CRM (Customer Relationship Management) reached approximately €205 million, up 5% from 2001 (€196

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

million) and represented 21% of total license sales. mySAP SCM (Supply Chain Management) related fourth quarter 2002 software revenues totaled approximately €186 million, down 20% from 2001 (€232 million) and represented 20% of total license sales. These figures include revenues from designated solution contracts, as well as figures from integrated solution contracts, which are allocated based on usage surveys.

Outlook

     Despite the continuing unpredictable political and economic environment, the Company expects that it will continue to gain market share and increase profitability in 2003. Based on modest revenue growth, continued cost containment and customer buying patterns in line with normal business seasonality, the Company expects to increase its 2003 operating margin, excluding charges for stock-based compensation programs and acquisition related charges, by around 1 percentage point compared to 2002. Earnings per share for 2003, excluding charges for stock-based compensation programs, acquisition related charges and impairment related charges are expected to be in the range of €3.45 per share to €3.60 per share.

2002 Highlights

•	SAP continues to gain market share and extends its position as the world’s leading provider of business software solutions. Key contracts in the fourth quarter include Hydro Québec, NASA, Scotts Company, and Unilever in the Americas; E.ON, Suez, Telefonica, and Zurich Kantonalbank in EMEA; and Asia Pulp & Paper, Ezaki Glico, Sankyo, and Sharp in the APA region.

•	SAP launched SAP xApps. SAP’s customers, partners, and independent software vendors support a new breed of packaged, composite applications — known as SAP xApps— that

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

•	“snap on” to an existing heterogeneous IT environment to create new, cross-functional business processes. The first SAP xApp, SAP xApp Resource and Program Management (SAP xRPM), which helps corporations execute on a strategy by giving business managers and teams control over a portfolio of projects, available resources, and continuous program results in order to make smart, informed decisions, began shipping in December.

•	SAP rolled out the newest version of mySAP Customer Relationship Management (mySAP CRM), delivering the world’s first fully portal-based CRM solution. Portal technology integrated with SAP’s CRM solution provides users with the full suite of CRM functions, along with the ease-of-use and role-based information of the portal.

•	SAP began shipping R/3 Enterprise. SAP R/3 Enterprise, the newest release of SAP’s flagship enterprise resource planning software, is now generally available. SAP has delivered SAP R/3 Enterprise to more than 200 customers, of which 19 have gone live with the ERP solution. The first ramp-up customer, the German leading-edge technology provider Preh-Werke, went live after only eight weeks. Additional customers participating in the ramp-up phase include Nestlé, SONY UK, United Nations Children’s Fund and UNICEF.

•	SAP announced its Smart Business Solutions program for the small and medium business (SMB) market. Launched in March, SAP’s Smart Business Solutions portfolio (SAP Business One and mySAP All-in-one) offers solutions for businesses of diverse sizes and industries, which cover accounting, financials, customer relationship management, purchasing and selling and reporting and analysis. SAP Business One is a rapidly deployable, easy-to-use solution designed to address common requirements in the areas of accounting, logistics, sales force automation, and business reporting. mySAP All-in-One solutions are tailored to meet the industry-specific needs that many customers require today. Incorporating pre-packaged industry best-practice functionality, these vertical solutions take advantage of the best learning from SAP’s 30 years of experience providing enterprise solutions and are then tailored to meet the specific needs of small and midsize companies, with a focus on delivering low total cost of ownership.

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

•	SAP extended its Executive Board. Shai Agassi was appointed to the SAP Executive Board responsible for a new business area to focus on the next generation of collaborative solutions. Léo Apotheker was also appointed as president, Global Field Operations and member of the SAP Executive Board.

•	SAP welcomed more than 25,500 attendees to its three SAPPHIRE customer conferences in Lisbon, Orlando, and Tokyo. In addition, more than 140 SAP customers, ranging from the world’s largest global corporations to small and mid-sized businesses, delivered presentations demonstrating how they leverage their SAP investments to solve real-world business problems.

Press Conference / Investor Conference / Webcast

     SAP senior management will host a press conference in Frankfurt today at 10:00 AM (CET) / 9:00 AM (GMT) / 4:00 AM (Eastern) / 1:00 AM (Pacific), followed by an investor conference at 2:00 PM (CET) / 1:00 PM (GMT) / 8:00 AM (Eastern) / 5:00 AM (Pacific). Both conferences will be web cast live at http://www.sap.com/investor and will be available for replay purposes as well.

Footnotes

1)	U.S. market share based on U.S. license revenues of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc. (for some vendors U.S. license revenues are estimated); see also Wall Street Journal article (Jan 28, 2003).

2)	Worldwide market share based on license revenues of i2 Technologies, Inc., J.D. Edwards & Company, Oracle Corporation, Peoplesoft, Inc. and Siebel Systems, Inc.

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

Revenue by Region (in € millions)
SAP Group

	Revenue	Revenue
	4Q 2002	4Q 2001	Change		% Change

Total	2,275	2,315		-40		-2
- at constant currency rates						5
EMEA	1,289	1,203		86		7
- at constant currency rates						8
Asia Pacific	265	248		17		7
- at constant currency rates						16
Americas	721	864	-	143	-	17
- at constant currency rates						-1

Key figures at a glance (in € millions)
SAP Group

	4Q 2002	4Q 2001	Change	% Change

Revenues	2,275	2,315	-40	-2
License revenues	958	1,030	-72	-7
Income before taxes	790	510	280	55
Net income	474	319	155	49
Headcount, in FTE (Dec 31)	28,797	28,410	387	1

About SAP

SAP is the world’s leading provider of business software solutions. Through the mySAP Business Suite, people in businesses around the globe are improving relationships with customers and partners, streamlining operations, and achieving significant efficiencies throughout their supply chains. Today, more than 19,300 companies in over 120 countries run more than 60,100 installations of SAP® software. With subsidiaries in over 50 countries, the company is listed on several exchanges including the Frankfurt stock exchange and NYSE under the symbol “SAP.” (Additional information at <http://www.sap.com>)

Any statements contained in this document that are not historical facts are forward-looking statements as defined in the U.S. Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they relate to SAP are intended to identify such forward-looking statements. SAP undertakes no obligation to publicly update or revise any forward-looking statements. All forward-looking statements are subject to various risks and uncertainties that could cause actual results to differ materially from expectations. The factors that could affect SAP’s future financial results are discussed more fully in SAP’s filings with the U.S. Securities and Exchange Commission (“SEC”), including SAP’s Annual Report on Form 20-F for 2001 filed with the SEC on March 28, 2002. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. All financial information contained in this release is preliminary and unaudited. Final audited information will be contained in SAP’s annual report on Form 20-F for 2002 that will be filed with the SEC.

Copyright © 2002 SAP AG
SAP, the SAP logo, mySAP.com, mySAP, and all other SAP products and services mentioned herein are trademarks or registered trademarks of SAP AG in Germany and several other countries.
Other product or service names mentioned herein are the trademarks of their respective owners.

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

For more information, press only:
Herbert Heitmann, +49 6227 7-61137, herbert.heitmann@sap.com, CET
Laurie Doyle Kelly, +49 6227 7-61136 , laurie.doyle.kelly@sap.com, CET
Markus Berner, +49 6227 7-42548, markus.berner@sap.com, CET

For more information, financial community only:
Stefan Gruber, +49 (6227) 7-44872, investor@sap.com, CET
Martin Cohen, +1 (212) 653-9619, martin.cohen@sap.com, EDT

(Tables to follow)

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

Consolidated Income Statements
SAP Group (preliminary)
Three months ended December 31,
(in EUR millions)

	2002	2001	Change

Software revenue	958	1,030		-7%
Maintenance revenue	628	573		10%
Product revenue	1,586	1,603		-1%
Consulting revenue	575	572		1%
Training revenue	92	117		-21%
Service revenue	667	689		-3%
Other revenue	22	23		-4%

Total revenue	2,275	2,315		-2%

Cost of product	-235	-299		-21%
Cost of service	-495	-531		-7%
Research and development	-262	-245		7%
Sales and marketing	-409	-515		-21%
General and administration	-103	-107		-4%
Other income/expenses, net	13	-44		-130%

Total operating expense	-1,491	-1,741		-14%

Operating income	784	574		37%

Other non-operating income/expenses, net	9	-1	-	1000%
Financial income, net	-3	-63		-95%

Income before income taxes	790	510		55%

Income taxes	-314	-189		66%
Minority interest	-2	-2		0%

Net income before extraordinary gain	474	319		49%

Extraordinary gain	0	0		n/a

Net income	474	319		49%

Basic EPS (in €)	1.52	1.02		49%

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

Consolidated Income Statements
SAP Group (preliminary)

Three months ended December 31,
additional information
(in EUR millions)

	2002	2001	Change

Operating Income	784	574	37%
Depreciation & Amortization	56	80	-30%

EBITDA	840	654	28%
as a % of Sales	37%	28%

Operating Income	784	574	37%
Total Stock Based Compensation Programs	19	19	0%
TopTier acquisition cost	6	20	-70%

Operating Income excluding Stock Based Compensation Programs and TopTier acquisition cost	809	613	32%
as a % of Sales	36%	26%

Income before income taxes	790	510	55%

Income taxes	314	189	66%

Effective Tax Rate	40%	37%

Net income excluding extraordinary gain as well as charges for TopTier acquisition, Commerce One impact (impairment charge and at equity loss) and other impairment costs of minority investments	492	413	19%

EPS excluding extraordinary gain as well as charges for TopTier acquisition, Commerce One impact (impairment charge and at equity loss) and other impairment costs of minority investments (in €)	1.58	1.31	21%

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

Consolidated Income Statements
SAP Group (preliminary)

Twelve months ended December 31,
(in EUR millions)

	2002	2001	Change

Software revenue	2,291	2,581	-11%
Maintenance revenue	2,423	2,121	14%
Product revenue	4,714	4,702	0%
Consulting revenue	2,204	2,083	6%
Training revenue	414	466	-11%
Service revenue	2,618	2,549	3%
Other revenue	81	90	-10%

Total revenue	7,413	7,341	1%

Cost of product	-860	-888	-3%
Cost of service	-1,956	-1,965	0%
Research and development	-910	-898	1%
Sales and marketing	-1,627	-1,798	-10%
General and administration	-399	-386	3%
Other income/expenses, net	-35	-94	-63%

Total operating expense	-5,787	-6,029	-4%

Operating income	1,626	1,312	24%

Other non-operating income/ expenses, net	37	-10	-470%
Financial income, net	-555	-233	138%

Income before income taxes	1,108	1,069	4%

Income taxes	-599	-477	26%
Minority interest	-6	-11	-45%

Net income before extraordinary gain	503	581	-13%

Extraordinary gain	6	0	n/a

Net income	509	581	-12%

Basic EPS (in €)	1.63	1.85	-12%

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

Consolidated Income Statements
SAP Group (preliminary)
Twelve months ended December 31,
additional information (in EUR millions)

	2002	2001	Change

Operating Income	1,626	1,312	24%
Depreciation & Amortization	221	280	-21%
In-Process R&D	0	0	n/a

EBITDA	1,847	1,598	16%
as a % of Sales	25%	22%

Operating Income	1,626	1,312	24%
Total Stock Based Compensation Programs	36	98	-63%
TopTier acquisition cost	24	61	-61%

Operating Income excluding Stock Based Compensation Programs and TopTier acquisition cost	1,686	1,471	15%
as a % of Sales	23%	20%

Income before income taxes	1,108	1,069	4%

Income taxes	599	477	26%

Effective Tax Rate	54%	45%

Net income excluding extraordinary gain as well as charges for TopTier acquisition, Commerce One impact (impairment charge and at equity loss) and other impairment costs of minority investments	1,029	851	21%

EPS excluding extraordinary gain as well as charges for TopTier acquisition, Commerce One impact (impairment charge and at equity loss) and other impairment costs of minority investments (in €)	3.29	2.70	22%

SAP Reports Preliminary 2002 Fourth Quarter and Year-End Results

Consolidated Balance Sheets
SAP Group (preliminary)
(in EUR millions)

ASSETS

	12/31/2002	12/31/2001	Change

Intangible assets	441	500	-12%
Property, plant and equipment	1,034	997	4%
Financial assets	164	707	-77%

FIXED ASSETS	1,639	2,204	-26%
Accounts receivables	1,967	2,212	-11%
Inventories and other assets	275	182	51%
Liquid assets/Marketable securities	1,239	964	29%

CURRENT ASSETS	3,481	3,358	4%
DEFERRED TAXES	346	480	-28%
PREPAID EXPENSES	88	154	-43%

TOTAL ASSETS	5,554	6,196	-10%

SHAREHOLDERS’ EQUITY AND LIABILITIES

	12/31/2002	12/31/2001	Change

SHAREHOLDERS’ EQUITY	2,872	3,110	-8%
MINORITY INTEREST	56	63	-11%
RESERVES AND ACCRUED LIABILITIES	1,506	1,428	5%
OTHER LIABILITIES	758	1,218	-38%
DEFERRED INCOME	362	377	-4%

TOTAL SHAREHOLDERS’ EQUITY AND LIABILITIES	5,554	6,196	-10%

Days Sales Outstanding	87	94